Exhibit 99.1

Textainer Group Holdings Limited

MINUTES OF

THE 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Wednesday, May 26, 2021, at 1:00 p.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”), held its 2021 Annual General Meeting of Shareholders (the “2021 Annual Meeting”) at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.  The close of business on April 1, 2021 was fixed as the record date for determining the holders of record (the “Shareholders”) of the Company’s common shares, $0.01 par value per share (“Common Shares”), entitled to notice of and to vote at the 2021 Annual Meeting (including any postponement or adjournment(s) thereof).  Notice of the 2021 Annual Meeting was given to the Shareholders pursuant to a Notice of 2021 Annual General Meeting of Shareholders dated April 27, 2021, which, together with the accompanying Proxy Statement and the accompanying Proxy Card, was first mailed to the Shareholders on or about April 27, 2021.  As of April 1, 2021, there were 50,092,911 Common Shares issued and outstanding.  A total of 33,920,991 Common Shares issued and outstanding as of April 1, 2021 were present in person or by proxy at the 2021 Annual Meeting, representing 67.72% of the total Common Shares issued and outstanding as of April 1, 2021.

CHAIRMAN AND SECRETARY

Dudley Cottingham served as chairman of the 2021 Annual Meeting (the “Chairman”) and Dan Cohen, Assistant Company Secretary, served as secretary of the 2021 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2021 Annual Meeting had been given to all of the Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration by the Shareholders the following resolutions, each of which was duly adopted as indicated below:

PROPOSAL ONE: APPROVAL OF ELECTION OF CLASS Ii DIRECTORS

WHEREAS, based upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated each of the following individuals to stand for election, in each case, as a Class II director of the Company, at the 2021 Annual Meeting:

Mr. Olivier Ghesquiere

Mr. James Earl

Ms. Cynthia Hostetler

RESOLVED, that Mr. Olivier Ghesquiere be, and hereby is, re-elected as a Class II director of the Company;

For: 32,876,697 Common Shares, representing 96.92% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy and voting thereon.

Against: 1,012,763 Common Shares, representing 2.99% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy and voting thereon.

Abstain and non-votes:  31,531 Common Shares, representing 0.09% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy.

RESOLVED FURTHER, that Mr. James Earl be, and hereby is, elected as a Class II director of the Company;

For: 33,762,320 Common Shares, representing 99.54% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy and voting thereon.

Against: 96,300 Common Shares, representing 0.28% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy and voting thereon.

Abstain and non-votes:  62,371 Common Shares, representing 0.18% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy.

RESOLVED FURTHER, that Ms. Cynthia Hostetler be, and hereby is, elected as a Class II director of the Company;

For: 33,551,623 Common Shares, representing 98.91% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy and voting thereon.

Against: 307,526 Common Shares, representing 0.91% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy and voting thereon.

Abstain and non-votes:  61,842 Common Shares, representing 0.18% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy.

PROPOSAL TWO: APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

WHEREAS, the Board of Directors of the Company has approved the annual audited financial statements of the Company for the fiscal year ended December 31, 2020, a copy of which is included in the Company’s 2020 Annual Report to Shareholders and laid before the Shareholders at the 2021 Annual Meeting (the “2020 Financial Statements”).

RESOLVED, that the 2020 Financial Statements, as included in the Company’s 2020 Annual Report to Shareholders be, and they hereby are, approved.

For: 33,714,640 Common Shares, representing 99.39% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy and voting thereon.

Against: 12,961 Common Shares, representing 0.04% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy and voting thereon.

Abstain and non-votes: 139,390 Common Shares, representing 0.57% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy.

PROPOSAL THREE: APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021 AND AUTHORIZATION FOR THE BOARD OF DIRECTORS, acting THROUGH THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITORS FOR FISCAL YEAR ENDING DECEMBER 31, 2021

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2021.

RESOLVED, that the re-appointment of KPMG LLP to act as the Company’s independent auditors for the fiscal year ending December 31, 2021 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2021 be, and they hereby, are approved.

For: 25,445,136 Common Shares, representing 75.01% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy and voting thereon.

Against: 8,441,399 Common Shares, representing 24.89% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy and voting thereon.

Abstain: 34,456 Common Shares, representing 0.10% of the Common Shares issued and outstanding as of April 1, 2021 present in person or by proxy and voting thereon.

OTHER BUSINESS

No other business was brought before the meeting.

CLOSE OF MEETING

There being no further business, the 2021 Annual Meeting then concluded.

Minutes prepared by:Confirmed by:

/s/ Dan Cohen/s/ Dudley Cottingham

Dan CohenDudley Cottingham

Assistant Company SecretaryChairman of the Meeting

Date:June 1, 2021Date: June 1, 2021